UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Arbios Systems, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

03875V 10 7 (CUSIP Number)

October 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 03875V 10 7

1.	NAME OF REPORTING PERSON Gary Ballen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    SOLE VOTING POWER

        1,017,000 (includes currently exercisable options to purchase 600,000 shares of Common Stock)

  6.    SHARED VOTING POWER

        0

  7.    SOLE DISPOSITIVE POWER

        1,017,000 (includes currently exercisable options to purchase 600,000 shares of Common Stock)

  8.    SHARED DISPOSITIVE POWER

        0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,000 (includes currently exercisable options to purchase 600,000 shares of Common Stock)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%

12.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

This Statement on Schedule 13G relates to shares of common stock, par value $.001 per share (the “Common Stock”), of Arbios Systems, Inc., a Nevada corporation (the “Issuer”).

ITEM 1

(a)	Name of Issuer: Arbios Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

110 North George Burns Road #D-4018 Los Angeles, California 90048

ITEM 2

(a) - (c)		Gary Ballen (a “Reporting Person”) is United States citizen. His address is 140 Burlingame, Los Angeles, California 90049.

(d)		Title of Class of Securities: Common Stock, par value $.001 per share.

(e)		CUSIP Number: 03875V 10 7

ITEM 3		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act

	(b)	☐	Bank as defined in section 3(a)(6) of the Act

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4		Ownership

(a) - (c)	The Reporting Person currently beneficially owns 1,017,000 (of which 600,000 shares consist of currently exercisable options to purchase Common Stock). This represents 7.4% of the 13,750,598 shares of Common
Stock deemed to be outstanding. The Reporting Person has sole voting power and the sold right to direct the disposition of all of these shares.

ITEM 5		Ownership of Five Percent or Less of a Class

NOT APPLICABLE

ITEM 6		Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

ITEM 8	Identification and Classification of Members of the Group

NOT APPLICABLE

ITEM 9	Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10	Certification

(a)    Not Applicable.

(b)    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated: November 24, 2003

GARY BALLEN

By:

        Gary Ballen